May 7, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L’autorit6 des marches financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
The Toronto Stock Exchange

VIA SEDAR

Dear Sirs:

Re:

TransAlta Corporation
Report of Voting Results pursuant to section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the annual meeting of shareholders of TransAlta Corporation held on April 26, 2007 (the "Meeting"), and in accordance with section 11.3 ofNI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

1.

The Appointment of Ernst & Young LLP, to serve as the independent auditors for 2007 was approved by a show of hands. Proxies of 75,414,740 (99.6%) in favour and 287,676 (0.4%) withheld were received.

2.

The eleven director nominees proposed by management were elected by a show of hands.  Proxies were received as follows:

Nominee	Votes For	%	Withheld	%
W.AI Anderson	74,386,408	98.25%	1,326,007	1.75%
S.J. Bright	75,131,892	99.23%	580,523	0.77%
T.W. Faithfull	75,115,871	99.21%	596,544	0.79%
G.D. Giffin	74,796,061	98.79%	916,354	1.21%
C.K. Jespersen	75,138,701	99.24%	573,714	0.76%
M.M. Kanovsky	73,881,018	97.58%	1,831,397	2.42%
D.S. Kaufman	75,148,382	99.26%	564,033	0.74%
G.S. Lackenbauer	74,658,865	98.61%	1,053,550	1.39%
M.C. Piper	75,034,670	99.10%	677,745	0.90%
L. Vfisquez Senties	73,385,349	96.93%	2,327,066	3.07%
S.G. Snyder	75,006,326	99.07%	706,089	0.93%

3. Approval of Shareholder Rights Plan. By resolution passed via ballot, the cominuance of TransAlta’s Shareholder Rights Plan was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% of Votes Against
70,659,091	94.1%	4,443,326	5.9%

Yours truly, TRANSALTA CORPORATION "signed" Maryse St.-Laurent Maryse St.-Laurent Corporate Secretary